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                                                                       Exhibit 2

This Statement confirms that the undersigned, Mr. Bernard Arnault, has authorized and designated Mr. Denis Dalibot to execute and file on the undersigned's behalf a statement on Schedule 13G (and all amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission with respect to the Common Stock of Netflix, Inc.

The authority of Mr. Denis Dalibot under this Statement shall continue until the undersigned is no longer required to file a statement on Schedule 13G with regard to the undersigned's beneficial ownership of the Common Stock of Netflix, Inc., unless earlier revoked in writing.

The undersigned acknowledges that Mr. Denis Dalibot is not assuming any of the undersigned's responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

Dated: March 17, 2003



/s/ Bernard Arnault
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By: Bernard Arnault